TIAN'AN PHARMACEUTICAL CO., LTD.

                       Level 11, Intenational Trade Centre
                     No.196 Xiaozhai East Road, Xi'an, China
                                0086-29-85381586

                                November 7, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tian'an Pharmaceutical Co., Ltd.
            Form SB-2
            SEC File No. 333-135434


     Tian'an Pharmaceutical Co., Ltd. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to November 13, 2006, 10:00 a.m. Eastern time, or as soon as practicable thereafter.

      The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                Very Truly Yours,


                                /s/ Weng Jianjun
                                -----------------------------------------
                                Weng Jianjun, Principal Executive Officer